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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cash App Investing, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 SE Washington Street, Suite 210

(No. and Street)

Portland	OR	97214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tammy Cao Wetterwald, (510) 919-7906

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

560 Mission Street, Suite 1600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A Esposito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cash App Investing LLC, as of February 28, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CEO

Title

see attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2020, by James Esposito

______________________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KATHERINE COURTNEY GLEASON
COMM. # 2149136
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires April 15, 2020

(Seal) Signature [signature]

CASH APP INVESTING, LLC
(Formerly Third Party Trading, LLC)

STATEMENT OF FINANCIAL CONDITION
AND
RELATED FOOTNOTES

FOR THE YEAR ENDED DECEMBER 31, 2019

With Report of Independent Registered Public Accounting Firm Required by SEC Rule 17a-5. This report is deemed confidential in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition and Report of Independent Registered Public Accounting Firm, bound separately, has been filed with the U.S. Securities and Exchange simultaneously as a public document.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Member of Cash App Investing LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cash App Investing LLC (the "Company") as of December 31, 2019 and the related notes (the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditors since 2019.
San Francisco, California
February 28, 2020

CASH APP INVESTING, LLC
STATEMENT OF FINANCIAL CONDITION

		December 31, 2019
ASSETS		
Cash and cash equivalents	$	480,801
Deposit with clearing broker		250,089
Prepaid expenses		146,404
TOTAL ASSETS	$	877,294
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	308,597
MEMBERS' EQUITY		
Additional paid-in-capital		3,994,418
Accumulated deficit		(3,425,721)
TOTAL MEMBER'S EQUITY		568,697
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	877,294

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Summary of Significant Accounting Policies

Organization and Business

Cash App Investing, LLC ("Company") is a Delaware registered limited liability company and is a wholly owned subsidiary of Square, Inc ("Square" or the "Parent"). The Company previously operated under the name of Third Party Trade LLC prior to acquisition by Square on February 22, 2019. The Company is headquartered in Portland, OR, and operates as a registered broker-dealer licensed by the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

Prior to the acquisition by its Parent, the Company provided a suite of application programming interfaces (APIs) to its customers that enabled the end users the ability to trade in equities. The Company conducted its operations and cleared through Apex Clearing. The Company terminated its relationship with APEX during the year ended December 31, 2019.

The Company currently is an introducing broker dealer providing Square's Cash App users a suite of application programming interfaces (APIs) that provide them the ability to trade in equities through a partnership with a third party clearing broker. The Company conducts business on a fully disclosed basis and clears through DriveWealth LLC.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Liquidity and Going Concern

The Company has not been profitable and has been dependent on the Parent to continue to fund its operations and meet its obligations as they fall due. The Parent has agreed to provide financial support for at least 12 months from the date of this report to enable the Company to continue its operations and meet its obligations as they fall due. Without the support of the Parent, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded liabilities that might be necessary should the Company be unable to continue in existence.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

For the year ended December 31, 2019, the Company had no customer that accounted for greater than 10% of the total revenues.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The associated risk of concentration for cash is mitigated by banking with credit worthy institutions. At certain times, amounts on deposit exceed federal deposit insurance limits.

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value accounting establishes a three-level hierarchy priority for disclosure of assets and liabilities recorded at fair value. The ordering of priority reflects the degree to which objective prices in external active markets are available to measure

fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;

- Level 2 Inputs: Other than quoted prices included in Level 1 Inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

As of December 31, 2019, the Company has no financial assets and liabilities that are measured at fair value on a recurring basis.

The carrying amounts of certain financial instruments deposit with a clearing broker-dealer approximate their fair values due to their short-term nature.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with an original maturity of three months or less when purchased to be cash equivalents.

Income Taxes

Income taxes on the Company's income are levied at the member level as the Company is classified as a single-Member LLC that is a disregarded entity for federal and state tax purposes. There is no tax-sharing arrangement between the Company and the member, no dividends have been paid by the Company to the member for tax reimbursements, and the Company has no present intention to enter into a tax-sharing arrangement or distribute dividends to the member for tax. Accordingly, no provision for income tax is reflected in the accompanying financial statements.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases*, which will require, among other items, lessees to recognize a right of use asset and a related lease liability for most leases on the balance sheet. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. The Company adopted this new guidance on January 1, 2019, using the modified retrospective approach and it did not have a material impact on the financial statements and related disclosures. The Company entered into an Expense Sharing Arrangement ("ESA") with their Parent, which ultimately holds the lease. The Company determines that the ESA does not constitute a lease because it does not convey the right to control a specified asset and there are no legally enforceable terms and conditions to the ESA. Therefore, the Company is not required to record an asset and liability on its books under the new guidance.

Recently Issued Accounting Pronouncements Recently adopted

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, *Financial Instruments - Credit Losses*, which requires the measurement and recognition of expected credit losses for financial assets held. It also eliminates the concept of other-than-temporary impairment and requires

credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2020 and the adoption had no impact on the Company's financial statements or disclosures.

NOTE 2 - Deposit with Clearing Broker

The Company has entered into a fully disclosed clearing agreement with DriveWealth for the purposes of executing and clearing securities transactions and carrying accounts on behalf of its customers. The Company maintains a $250,089 clearing deposit with its clearing broker. The clearing deposit is required of the Company by the clearing broker to cover any obligations that may arise from the Company. Such clearing deposits are typically retained by the clearing firm for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the correspondent firm does not have obligations to the clearing firm that cannot otherwise satisfy, within a short period after termination of the clearing arrangement.

NOTE 3- Acquisition by Square, Inc.

On February 22, 2019, Square acquired all the outstanding stock of the Company to enable Square to offer its Cash App customers the ability to trade in stocks. The purchase agreement contained customary representations, warranties and covenants. The Parent elected to not do push down accounting related to the business combination.

NOTE 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $100,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1). The Company's net capital ratio was 0.73 to 1.

At December 31, 2019, the Company had net capital, as defined, of $422,293, which exceeds the minimum net capital required of $100,000 by $322,293. The Company did not have any indebtedness as of and during the year ended December 31, 2019.

NOTE 5 - Rule.15c3-3 Exemption

Under its membership agreement with FINRA, the Company, under Rule 15c-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

NOTE 6 - Transactions with Related Parties

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent. In February 2019, the Company entered into an expense sharing agreement (ESA) with its Parent. The expense sharing agreement requires that the Parent shall provide operational support to the Company for regular and ongoing operations. The Parent will be responsible for costs and expenses attributed to the services set forth in the ESA, consisting of rent and all facilities cost, supplies, and allocation of employee time dedicated to Company activities.

NOTE 7 - Commitments and Contingencies

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2019, management is not aware of any commitments or contingencies that have a material impact on the financial statements.

NOTE 8 - Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2020, the date the financial statements were issued, and determined there are no items to be disclosed.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of Cash App Investing LLC

We have performed the procedures enumerated below, which were agreed to by the Member, management of Cash App Investing LLC (the "Company"), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries including bank statements. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Cash App Investing LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

San Francisco, California
February 28, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******2841*******************MIXED AADC 220
67630 FINRA DEC
CASH APP INVESTING LLC
107 SE WASHINGTON ST STE 210
PORTLAND, OR 97214-2115

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) _______________

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum _______________

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑ ACH ❑
Total (must be same as F above) $_______________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cash App Investing LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President / CEO
(Title)

Dated the 26 day of February, 20 20

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 150,319
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	699,461
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 154	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	154
Total deductions	699,615
2d. SIPC Net Operating Revenues	$ -549,296
2e. General Assessment @ .0015	$
	(to page 1, line 2.A.)